UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42286

ZJK Industrial Co., Ltd.

No.8, Jingqiang Road, 138 Industrial Zone,

Xiuxin Community, Kengzi Town,

Pingshan New Area, Shenzhen

People’s Republic of China, 518122

+86-0755-28341175

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Results of ZJK Industrial Co., Ltd.’s Extraordinary General Meeting of Shareholders

The extraordinary general meeting of shareholders (the “EGM”) of the Company was held on March 6, 2026 at 10:00 a.m., Beijing Time. The EGM was held at Room 205, Building A, No.8, Jingqiang Road, 138 Industrial Zone, Xiuxin Community, Kengzi Town, Pingshan District, Shenzhen, Guangdong, China.

At the EGM, shareholders of the Company duly adopted the following resolutions:

●

RESOLVED AS A SPECIAL RESOLUTION, that, that subject to the A&R M&A Proposal (as defined below) being approved and with effect upon approval by the Nasdaq Stock Market LLC (the “Effective Time”), the Company re-designate and re-classify its authorized and issued share capital from ordinary shares of par value US$0.000016666667 each (the “Ordinary Shares”) into Class A ordinary shares of par value US$0.000016666667 each in the capital of the Company (the “Class A Ordinary Shares”) and Class B ordinary shares of par value US$0.000016666667 each in the capital of the Company (the “Class B Ordinary Shares”, and together with the Class A Ordinary Shares, the “New Share Classes”) as follows (the “Share Capital Reorganization”):

(i)       each issued and outstanding Ordinary Share at the Effective Time, which is expected to be 64,322,249 Ordinary Shares, be re-designated and re-classified as follows:

(a)       6,000,000 Ordinary Shares held by DNR Technology Co., Ltd. be re-designated and re-classified, on a one-for-one basis, into Class B Ordinary Shares;

(b)       1,800,000 Ordinary Shares held by Vimisci Holding Limited be re-designated and re-classified, on a one-for-one basis, into Class B Ordinary Shares;

(c)       450,000 Ordinary Shares held by Newmicro Holding Limited be re-designated and re-classified, on a one-for-one basis, into Class B Ordinary Shares;

(d)       450,000 Ordinary Shares held by Jinshan International Investment Co., Ltd. be re-designated and re-classified, on a one-for-one basis, into Class B Ordinary Shares;

(e)       300,000 Ordinary Shares held by KKD Holding Limited be re-designated and re-classified, on a one-for-one basis, into Class B Ordinary Shares; and

(f)       the balance of the issued and outstanding Ordinary Shares, which is expected to be 55,322,249 Ordinary Shares, be re-designated and re-classified, on a one-for-one basis into Class A Ordinary Shares,

(together, the “Re-Designations”); and

(ii)       each of the remaining authorized but unissued Ordinary Shares at the Effective Time, which is expected to be 2,935,677,751 Ordinary Shares, be re-designated and re-classified, on a one-for-one basis, into Class A Ordinary Shares, such that the Company’s authorised share capital shall be amended:

from US$50,000 divided into 3,000,000,000 ordinary shares of a par value of US$0.000016666667 each to US$50,000 divided into 2,991,000,000 Class A ordinary shares of par value US$0.000016666667 each and 9,000,000 Class B ordinary shares of par value US$0.000016666667 each

(the “Share Capital Reorganization Proposal”),

it being noted that the terms of, and rights attached to the New Share Classes will be materially identical to the existing Ordinary Shares save that: (i) holders of Class B Ordinary Shares will be entitled to cast 30 votes for each Class B Ordinary Share held on all matters decided by way of poll at a general meeting; and (ii) the Class B Ordinary Shares will be convertible into Class A Ordinary Shares at the option of the holder thereof on a one-for-one basis.

●	RESOLVED AS A SPECIAL RESOLUTION, that subject to the approval of and immediately following the effectiveness of the Share Capital Reorganisation, the Company adopt amended and restated memorandum and articles of association (the “A&R M&A”), in substantially the form set out in Exhibit A to the Company’s proxy statement, in substitution for, and to the exclusion of, the Company’s existing amended and restated memorandum and articles of association.

●	RESOLVED AS AN ORDINARY RESOLUTION, to adjourn the Meeting to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZJK Industrial Co., Ltd.

Date: March 6, 2026	By:	/s/ Ning Ding
	Name:	Ning Ding
	Title:	Chief Executive Officer, Chairman of the Board and Director